Exhibit 99.5

Black Hawk
Gaming & Development
Company, Inc.

(A Wholly Owned Subsidiary of
Jacobs Entertainment, Inc.)

Financial Statements for the Years
Ended December 31, 2004, 2003 and 2002
and Independent Auditors’ Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Black Hawk Gaming & Development Company, Inc.
Black Hawk, Colorado

We have audited the accompanying consolidated balance sheets of Black Hawk Gaming & Development Company, Inc. and subsidiaries (a wholly owned subsidiary of Jacobs Entertainment, Inc.) as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Black Hawk Gaming & Development Company, Inc. and subsidiaries (a wholly owned subsidiary of Jacobs Entertainment, Inc.) as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, on February 22, 2002, Black Hawk Gaming & Development Company, Inc. was acquired by an entity formed by its principal stockholder.

Deloitte & Touche LLP

Denver, Colorado

March 25, 2005

BLACK HAWK GAMING & DEVELOPMENT COMPANY, INC.

(A Wholly Owned Subsidiary of Jacobs Entertainment, Inc.)

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

(Dollars in thousands)

	2004	2003
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$15,926	$11,550
Accounts receivable	257	147
Inventories	562	576
Prepaid expenses	1,416	1,153
Due from parent		6,322

Total current assets	18,161	19,748

LAND	26,221	26,221

GAMING FACILITIES:
Building and improvements	68,288	67,951
Equipment	27,598	23,098
Accumulated depreciation	(23,218)	(18,921)

Total gaming facilities	72,668	72,128

OTHER ASSETS:
Goodwill	15,547	15,547
Debt issue costs	4,329	5,417
Other assets	672	779

Total other assets	20,548	21,743

TOTAL	$137,598	$139,840

See notes to financial statements.	(Continued)

BLACK HAWK GAMING & DEVELOPMENT COMPANY, INC.

(A Wholly Owned Subsidiary of Jacobs Entertainment, Inc.)

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

(Dollars in thousands)

	2004	2003
LIABILITIES AND STOCKHOLDER’S EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$5,344	$4,676
Accrued payroll	711	591
Gaming taxes payable	2,752	2,619
Property taxes payable	763	648
Slot club liability	982	872
Interest payable	4,958	4,960
Current portion of long-term debt	471	441

Total current liabilities	15,981	14,807

LONG-TERM DEBT AND OTHER LIABILITIES:
Long term debt	97,421	96,854
BID bonds payable	3,526	3,997

Total long-term debt	100,947	100,851

Total liabilities	116,928	115,658

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER’S EQUITY:
Preferred stock; $.001 par value—10,000,000 shares authorized; none issued and outstanding
Common stock; $.001 par value—40,000,000 shares authorized; 100 shares issued and outstanding
Additional paid-in capital	11,396	11,396
Retained earnings	9,274	12,786

Total stockholder’s equity	20,670	24,182

TOTAL	$137,598	$139,840

See notes to consolidated financial statements.	(Concluded)

BLACK HAWK GAMING & DEVELOPMENT COMPANY, INC.

(A Wholly Owned Subsidiary of Jacobs Entertainment, Inc.)

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31 2004, AND 2003, AND FOR THE THE PERIODS FROM JANUARY 1, 2002 THROUGH

FEBRUARY 22, 2002 AND FEBRUARY 23, 2002 THROUGH DECEMBER 31, 2002

(Dollars in thousands)

	Years Ended December 31		February 23, 2002 Through	January 1, 2002 Through
	2004	2003	December 31, 2002	February 22, 2002

REVENUES:
Casino revenue	$108,347	$96,816	$83,515	$14,523
Food and beverage revenue	13,145	12,092	8,801	1,624
Hotel revenue	1,382	1,370	1,271	189
Other	907	854	587	96

Total revenues	123,781	111,132	94,174	16,432

Promotional allowances	(19,035)	(18,791)	(13,310)	(2,462)

Net revenues	104,746	92,341	80,864	13,970

COSTS AND EXPENSES:
Casino operations	38,586	36,209	30,829	5,361
Food and beverage operations	5,413	4,501	3,989	721
Hotel operations	747	743	518	133
Marketing, general and administrative	30,596	28,548	24,838	4,538
Privatization and other non- recurring costs				3,882
Depreciation and amortization	6,324	6,052	5,385	2,510

Total costs and expenses	81,667	76,053	65,559	17,145

OPERATING INCOME (LOSS)	23,079	16,288	15,305	(3,175)

INTEREST INCOME	22	5	27	13

OTHER INCOME		10		119

INTEREST EXPENSE	(13,949)	(13,897)	(11,931)	(2,881)

INCOME (LOSS) BEFORE MINORITY INTEREST AND INCOME TAXES	9,152	2,406	3,401	(5,924)

MINORITY INTEREST				127

INCOME (LOSS) BEFORE INCOME TAXES	9,152	2,406	3,401	(5,797)

INCOME TAXES

NET INCOME (LOSS)	$9,152	$2,406	$3,401	$(5,797)

See notes to consolidated financial statements.

BLACK HAWK GAMING & DEVELOPMENT COMPANY, INC.

(A Wholly Owned Subsidiary of Jacobs Entertainment, Inc.)

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Dollars in thousands)

	Common Stock *		Additional Paid-in	Retained	Accumulated Other Comprehensive
	Shares	Amount	Capital	Earnings	Loss	Total

BALANCES—January 1, 2002	4,154	$4	$18,753	$27,658	$(1,173)	$45,242
Exercise of stock options			6			6
Privatization merger	(4,054)	(4)	4
Push down of JEI basis:
Elimination of retained earnings applicable to shares acquired on February 22, 2002			14,882	(14,882)
Effect of recording goodwill and debt resulting from the February 22, 2002 acquisition			(29,471)			(29,471)
Capital contribution-acquisition of minority interest			7,222			7,222
Comprehensive loss—
Realized loss on interest rate swap— net of income taxes					1,173	1,173
Net loss				(2,396)		(2,396)

Total comprehensive loss		—			—	(1,223)

BALANCES—December 31, 2002	100		11,396	10,380		21,776

Net income				2,406		2,406

BALANCES—December 31, 2003	100	—	11,396	12,786	—	24,182

Distribution				(12,664)		(12,664)

Net income				9,152		9,152

BALANCES—December 31, 2004	100	$—	$11,396	$9,274	$—	$20,670

* The par value amount of Black Hawk Gaming & Development Company, Inc. common stock outstanding for the periods presented is less than $500 and is therefore presented as $0 above due to rounding.

See notes to consolidated financial statements.

BLACK HAWK GAMING & DEVELOPMENT COMPANY, INC.

(A Wholly Owned Subsidiary of Jacobs Entertainment, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004 AND 2003, AND FOR THE PERIODS FROM JANUARY 1, 2002 THROUGH

FEBRUARY 22, 2002 AND FEBRUARY 23, 2002 THROUGH DECEMBER 31, 2002

(Dollars in thousands)

	Years Ended December 31		February 23, 2002 Through	January 1, 2002 Through
	2004	2003	December 31, 2002	February 22, 2002

OPERATING ACTIVITIES:
Net income (loss)	$9,152	$2,406	$3,401	$(5,797)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	6,324	6,052	5,385	2,510
Bond issue discount amortization	567	565	506
Deferred financing cost amortization	1,088	1,086	823
Minority interest				(127)
Loss (gain) on sale of equipment	97	61	42	(194)
Due (to) from parent		(5,365)	3,155
Changes in operating assets and liabilities:
Accounts receivable, inventories, prepaid expenses and other assets	(306)	32	(4,553)	1,805
Accounts payable, accrued expenses and other current liabilities	1,143	(305)	944	(1,339)

Net cash provided by (used in) operating activities	18,065	4,532	9,703	(3,142)

INVESTING ACTIVITIES:
Construction and equipping of gaming facility	(7,202)	(9,318)	(5,081)	(340)
Proceeds from the sale of land				142
Proceeds from the sale of equipment	295	66	229

Net cash used in investing activities	(6,907)	(9,252)	(4,852)	(198)

FINANCING ACTIVITIES:
Proceeds from revolving line of credit	4,265	11,210	4,131
Payments on revolving line of facility	(4,265)	(11,210)	(4,131)
Payments on BID bonds	(441)	(473)	(387)
Distribution to parent	(6,341)		(64)
Exercise of stock options				6

Net cash (used in) provided by financing activities	(6,782)	(473)	(451)	6

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$4,376	$(5,193)	$4,400	$(3,334)

CASH AND CASH EQUIVALENTS—Beginning of period	11,550	16,743	12,343	15,677

CASH AND CASH EQUIVALENTS—End of period	$15,926	$11,550	$16,743	$12,343

SUPPLEMENTAL CASH FLOW INFORMATION—
Cash paid for interest, net of amounts capitalized in 2003 of $140	$12,281	$12,259	$6,312	$524

CASH PAID FOR INCOME TAXES				$470

NONCASH FINANCING				$95,783

NONCASH DISTRIBUTION TO PARENT	$6,322

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Dollars in thousands, except share amounts)

1.                                      BUSINESS

Black Hawk Gaming & Development Company, Inc. and subsidiaries (a wholly-owned subsidiary of Jacobs Entertainment, Inc.) (the “Company” or “BHWK”) is an owner, developer and operator of gaming properties in Black Hawk, Colorado and Reno, Nevada. Through April 23, 1998, the Company owned a 50% interest in the Gilpin Hotel Venture (“GHV”), which owned the Gilpin Hotel Casino, which the Company developed and has managed since 1992. On April 24, 1998, the Company acquired the other 50% interest in GHV and related land for $10 million.

In November 1996, the Company entered into an Amended and Restated Purchase Agreement and an Operating Agreement to form Black Hawk/Jacobs Entertainment LLC (the ”LLC”) for the purpose of developing and managing a casino/hotel/parking complex in Black Hawk, Colorado, The Lodge Casino at Black Hawk (The Lodge). During the second quarter of 1998, the Company completed the development of the casino portion of The Lodge, which opened for business on June 24, 1998. On August 17, 1998, the hotel portion of the project opened, and on November 6, 1998, the parking garage opened. The total cost of the casino/hotel/parking complex was approximately $74 million.

On January 4, 2001, the Company purchased the assets and operating business of the Gold Dust Motel, Inc. d/b/a Gold Dust West (the “GDW”), located in Reno, Nevada, for $26.5 million.

In addition, included within the Company is BHWK corporate (“Corporate”). Generally, Corporate operations are not a profit center, but rather a managerial entity which directs the overall operations of the Company.

On February 22, 2002, Jacobs Entertainment, Inc. (“JEI”), an entity formed by the Company’s principal stockholders, Chairman of the Board and Chief Executive Officer, Jeffrey P. Jacobs and the Richard E. Jacobs Revocable Trust, acquired all of the outstanding shares of the Company that they did not already own, for $12.00 per share resulting in a total aggregate purchase price of $36,980. The Company’s stockholders approved this transaction on January 4, 2002 (see Note 3).

2.                                      SIGNIFICANT ACCOUNTING POLICIES

Consolidation—The accompanying consolidated financial statements include the accounts of the Company, GHV, and beginning on January 4, 2001, the Company’s 100% ownership interest in GDW. All inter-company transactions and balances have been eliminated in consolidation. Through February 22, 2002, the Company also recorded minority a interest, which reflects the portion of the equity in earnings of the LLC applicable to the 25% minority interest owner of the LLC (see Note 3).

Cash Equivalents—The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Inventory—Inventory consists of food and beverages, chips and tokens and uniforms and are recorded at the lower of cost (first–in, first–out method) or market.

Gaming Facilities—Building and improvements and equipment are depreciated using the straight-line method over the estimated useful lives of the assets (39 years for building and improvements, and 5 to 7 years for equipment). Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred. Gains or losses on disposal of assets are recognized as incurred.

Debt Issue Costs—Debt issue costs are capitalized and amortized, using the straight-line method (which approximates the effective interest method), over the life of the related loan.

Goodwill—Goodwill represents the excess purchase price over the fair value of the net identifiable assets acquired related to the acquisition described in Notes 3.

Slot Club Liability—The Company’s casinos offer customers the ability to become members in their respective slot clubs. Once a member, the customer can insert a special card into slot and video poker machines while playing in the Company’s casinos to earn “points.” Based on their point totals, members receive various cash rewards and gift prizes. The Company accrues the cost of points as they are earned by the members of the slot clubs.

Outstanding Gaming Chip and Token Liability—When customers exchange cash for gaming chips and tokens, the Company has a liability as long as those chips and tokens are not redeemed or won by the house. That liability is established by determining the difference between the total chips and tokens placed in service and the actual inventory of chips and tokens in custody or under the control of the casinos. The chip and token liability is adjusted periodically to reflect an estimate of chips and tokens that will never be redeemed, such as chips and tokens that have been lost or taken as souvenirs.

Casino Revenues—Casino revenues are the net winnings from gaming activities, which is the difference between gaming wins and losses.

Hotel, Food and Beverage, and Other Revenue—The Company recognizes hotel, food and beverage and other revenue at the time that goods or services are provided.

Promotional Allowances—Gross revenues include the retail amount of rooms, food and beverages provided gratuitously to customers. When computing net revenues, the retail amount of rooms, food and beverages and coupons, gratuitously provided to customers, as well as slot club player point redemptions, is deducted from gross revenues as promotional allowances. The estimated cost of such complimentary services for rooms, food, and beverages is charged to casino operations and was $9,191, $9,388 and $8,744 for the years ended December 31, 2004, 2003 and 2002, respectively.

Privatization and Other Nonrecurring Costs—During the year ended December 31, 2002 the Company incurred $3,882, in the acquisition of its remaining shares on February 22, 2002 described in Notes 1 and 3, primarily consisting of legal and accounting fees. Such costs were expensed in the accompanying 2002 consolidated statement of income.

Income Taxes—The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. During 2002, the Company changed its tax status from a C-Corporation to an S-Corporation. Accordingly, no provision for income taxes has been recorded in the accompanying consolidated financial statements subsequent to the effective date of this election. See Note 9.

Minority Interest—The Company recorded minority interest through February 22, 2002, which reflects the portion of the equity in earnings of the LLC applicable to the 25% minority interest owners of the LLC.

Operating Segments—The Company has two reportable segments (Colorado and Nevada) as defined by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS No. 131”). See Note 12.

Derivative Financial Instruments—The Company has used derivative instruments to manage exposures to interest rate risk. The Company’s primary objective for holding derivatives is to minimize the risks associated with the impact of interest rate exposure. Specifically, the Company has used interest rate swaps, as cash flow hedging instruments, to manage its exposure to interest rate risk on its variable-rate debt. The Company does not enter into derivative transactions for trading purposes, or for fixed rate debt.

Derivative financial instruments taken alone may expose the Company to varying degrees of market and credit risk in excess of amounts recognized in the financial statements. However, when used for hedging purposes, these instruments typically reduce overall interest rate risk. The Company controls the credit risk of its financial contracts through credit approvals, limits, and monitoring procedures. As the Company enters into derivative transactions only with high quality institutions, no losses associated with non-performance on its derivative financial instrument have occurred or are expected to occur. See Note 6.

Use of Estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates used by the Company include the estimated useful lives for depreciable and amortizable assets and estimated cash flows in assessing the recoverability of long-lived assets. Actual results could differ from those estimates.

Reclassifications—Certain reclassifications have been made in the 2003 and 2002 financial statements to conform with the classifications used in 2004. These reclassifications had no effect on the Company’s financial position or net income.

3.                                      ACQUISITION OF THE COMPANY

Prior to February 22, 2002, JEI owned 32% of the outstanding shares of the Company. On February 22, 2002, JEI acquired the remaining shares of the Company through a cash merger for $36 million using proceeds from the issuance of debt on that date. As a result of becoming a wholly-owned subsidiary of JEI and collateralizing this debt with Company assets, the Company has applied the principles of push down accounting and, accordingly, has recorded goodwill, debt, and the elimination of minority interests in the LLC in the accompanying consolidated financial statements. Furthermore, the principles of push down accounting were applied to the separate reporting units of the Company, consisting of the separate casino operations of the GHV, The Lodge Casino, and GDW. The Company allocated the $36 million acquisition price to the respective reporting units based upon their individual pro-rata contribution to operating income less depreciation, and recorded the goodwill associated with each reporting unit reflecting the difference between the allocated purchase price and the proportionate share of the fair market value of net assets acquired which was based upon an independent valuation. The debt issued to acquire the Company has also been pushed down to these reporting units using similar allocation methods.

4.                                      GOODWILL AND OTHER INTANGIBLE ASSETS

SFAS No. 142 applies to intangibles and goodwill acquired after June 30, 2001, as well as goodwill and intangibles previously acquired. Under SFAS No. 142, goodwill as well as other intangibles determined to have an indefinite life will no longer be amortized; however, these assets will be reviewed for impairment on a periodic basis. The Company adopted SFAS No. 142 on January 1, 2002, completed its transitional impairment test at January 1, 2002, and determined that no impairment of its goodwill balances exited. The Company reassessed the useful lives of its identifiable intangible assets without any change to the previously established amortization periods of such assets. The Company performed its annual impairment test as of September 30, 2004 and determined that goodwill was not impaired.

5.                                      LONG-TERM DEBT

Long-term debt consists of the following at December 31:

	2004	2003

Senior secured notes due 2009, with interest only payable each February 1, and August 1, beginning August 1, 2002 at a fixed interest rate of 11 7/8%. The notes were issued at a 3.96% discount which is being amortized using the effective interest method over the expected life of the notes.	$97,421	$96,854

Bonds payable; issued in two series with interest payments varying between 6.25% and 6.50%; principal and interest payments approximating $360 are due semi-annually beginning in June 2000 continuing until December 2011; secured by the infrastructure improvements made by The Lodge	3,997	4,438

	101,418	101,292

Less current portion	471	441

Total	$100,947	$100,851

On February 8, 2002, JEI completed a $125,000 private placement of 11 7/8% Senior Secured Notes (the “Notes”) due 2009, with interest payable on each February 1, and August 1, with payments beginning August 1, 2002. The Notes were issued at 3.96% discount from their principal amount, resulting in a discount of $4,950, which is being amortized using the effective interest method over the expected life of the Notes. The Notes are secured by the assets and stock of the Company and the Company is a guarantor of the Notes. As of December 31, 2002, debt issue costs of $8,681 have been incurred related to the issuance of the Notes. These costs are being amortized over the life of the related debt, using the effective interest method. As discussed in Note 3, the Company has applied the principles of push down accounting, and accordingly has recognized its pro-rata allocation of the Notes of $96,854 and $97,421 in 2003 and 2004, respectively and the debt issue costs of $5,417 and $4,329 in 2003 and 2004, respectively in the accompanying consolidated financial statements. The Notes contain a number of affirmative and negative covenants which among other things require JEI to maintain certain financial ratios and refrain from certain actions without prior approval from the Trustee of the Notes. As of December 31, 2004, JEI is in compliance with all such debt covenants.

Effective July 12, 2002, JEI entered into a $10,000 line of credit (“LOC”) agreement with Wells Fargo Foothill, Inc., expiring July 12, 2007. The LOC bears interest at the prime rate published by Wells Fargo Bank, plus 1.75% (7.00% as of December 31, 2004). The LOC is collateralized by the land, buildings and related improvements of The Lodge and the Gilpin Hotel and Casino. The security interests under the terms of the LOC are senior to the Notes discussed above. There were no amounts outstanding under the LOC as of December 31, 2004 and 2003.

In conjunction with the Company’s acquisition on February 22, 2002, discussed in Note 1, $1,543 in capitalized debt issue costs related to the Company’s senior credit facility were charged to operations during the first quarter of 2002.

Scheduled principal payments as of December 31, 2004, are as follows:

2005	$471
2006	504
2007	538
2008	575
2009	100,346
Thereafter	1,295

Total	$103,729

6.                                      DERIVATIVE FINANCIAL INSTRUMENT

As discussed in Note 2, the Company has used derivative financial instruments to manage exposure to interest rate risk. In conjunction with the acquisition on February 22, 2002, discussed in Note 1, the Company terminated its only derivative financial instrument (a $50,000 interest rate swap) with a charge to operations of $2,655. The Company has not entered into any further derivative financial instruments since the February 22, 2002 acquisition.

7.                                      ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of estimated fair value of the Company’s financial instruments has been determined by the Company using available market information and generally accepted valuation methodologies. However, considerable judgment is required to interpret market data in order to develop the estimates of fair value. Accordingly, the estimates herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The asset (liability) amounts for the Company’s financial instruments are as follows:

	2004		2003
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

Liabilities-debt	$101,418	$116,264	$101,292	$107,357

The estimation methodologies utilized by the Company are summarized as follows:

Debt—The fair value of variable-rate debt at December 31, 2001 is estimated to be equal to its carrying amount. The fair value of senior secured notes issued in 2002 is based upon quoted market rates. The fair value of other fixed rate debt is estimated to be equal to its carrying amount, based on the prevailing market interest rates for debt of similar dollar amount, maturity and risk.

The estimated fair value of the Company’s other financial instruments, such as cash and cash equivalents, accounts receivable and accounts payable, have been determined to approximate carrying value based on the short-term nature of those financial instruments.

8.                                      STOCK OPTIONS

In conjunction with the Company’s acquisition discussed in Note 1, 514,000 options outstanding on that date became 100% vested, and the Company recognized a $3,121 charge to operations on February 22, 2002 representing the difference between the respective options’ exercise price (ranging from $5.63 to $8.38 per share) and the per share acquisition price of $12.00. All outstanding options were terminated upon the Company’s acquisition by JEI.

The Company had two stock option plans: the 1994 Employees’ Incentive Stock Option Plan (“1994 Plan”) and the 1996 Incentive Stock Option Plan (“1996 Plan”). The 1994 Plan provided for the grant of incentive stock options to officers, directors and employees of the Company for 300,000 shares of common stock. The 1996 Plan provided for the grant of stock options, including incentive stock options and non-qualified stock options for 500,000 shares of common stock.

Options granted under the 1994 Plan generally vested proportionately over three years on June 30 following the grant date. Options granted under the 1996 Plan generally vested proportionately over three years on each of the first, second, and third anniversary dates of the grant.

9.                                      INCOME TAXES

The Company’s income tax expense varies from the amount expected by applying the federal tax rate due to the following items:

January 1, 2002 Through February 22, 2002

Expected federal income tax expense (benefit)	$(1,970)
Valuation allowance	1,791
Nondeductible privatization costs	251
Other—net	(72)

Total	$—

Net deferred income tax expense allocated to stockholders’ equity was $672 for the year ended December 31, 2002.

In conjunction with the Company’s acquisition on February 22, 2002, discussed in Note 1, the Company filed an election to change its tax status as a C-Corporation to an S-Corporation. Subsequent to the conversion to an S-Corporation, no provision for federal income taxes has been reflected in the Company’s financial statements as the stockholders will report any taxable income or loss of the Company on their personal tax returns. Furthermore, the Company has provided a valuation allowance against its net income tax benefit at February 22, 2002 due to uncertainties surrounding its ultimate collectibility.

On March 11, 2002, the Company and the LLC received notice from the Internal Revenue Service asserting deficiencies in federal corporate income taxes for the Company’s 1998 tax year. The proposed adjustment asserts an increase to taxable income for the 1998 tax year of $1,193, and relates to the deductibility of depreciation taken against certain costs incurred by the LLC to build and improve public assets. The Company and the LLC are contesting the asserted deficiencies through the administrative appeals process. The Company and the LLC believe that any amounts assessed for the 1998 and future tax years will not have a material effect on the Company’s financial position or results of operations. Due to the preliminary nature of this proceeding, management is unable to reasonably estimate the amount, or range of amounts, of any potential income tax liability associated with the notice.

10.                               RELATED PARTIES

The Company and JEI shared a management fee of 5% of adjusted gross gaming proceeds for the gaming operations of the LLC. For the first year of operations, the sharing ratio of this management fee was disbursed 60% to the Company and 40% to JEI. For subsequent periods of operations through 2002, the management fee was disbursed 50% to the Company and 50% to Diversified. During the periods ended December 31, 2002, JEI was paid $228, for management fees from the LLC. On February 22, 2002 in conjunction with the Company’s acquisition discussed in Note 1, the above management fee was terminated.

Effective October 1, 1997, the Company entered into an agreement with an affiliate of an officer, director and significant stockholder of the Company to assist the Company in its efforts to research, develop, perform due diligence and possibly acquire new gaming opportunities. The agreement, as amended, expired December 31, 2002. The annual cost to the Company under the agreement was $450 in 2002.

11.                               COMMITMENTS AND CONTINGENCIES

On May 25, 2001, a lawsuit was filed in the United States District Court for the District of Colorado (Case No. 01-D-0964) by Central City, several casino operators located in Central City and others against the City of Black Hawk, the Black Hawk Gaming Association (formerly the Black Hawk Casino Owners Association) and several casino operators located in the City of Black Hawk, including Black Hawk Gaming. The suit alleges that the defendants caused economic harm to the plaintiffs by engaging in a conspiracy and scheme to harm competition, restrain trade and monopolize the gaming industry in the Gilpin County, Colorado market in violation of federal and state constitutional, statutory and common law. Also, the complaint alleges that starting in 1996, the City of Black Hawk began interfering with Central City’s plans to construct a road directly from Interstate 70 to Central City. The plaintiffs seek compensatory, treble and exemplary damages against the defendants in amounts to be proven at trial along with interest, costs and attorneys’ fees. In March 2003, Central City’s city council voted to withdraw from the lawsuit. Central City has since been dismissed from the lawsuit. The remaining plaintiffs have continued to pursue the lawsuit. On March 26, 2003, the district court entered an order dismissing with prejudice the plaintiffs’ seventh, eighth, eleventh, twelfth and thirteenth claims for relief (i.e., the state common law claims and the claims under RICO and its Colorado statutory counterpart (COCCA)). On March 31, 2004, the district court dismissed with prejudice the federal antitrust claims. The court declined to retain supplemental jurisdiction over the state antitrust claims, and dismissed them without prejudice. On April 30, 2004, the plaintiffs filed a notice of appeal in the district court, appealing the dismissals of their claims to the United States Court of Appeals for the Tenth Circuit. The appeal has been briefed and was argued to a panel of the Tenth Circuit on January 13, 2005. We are awaiting the decision of the Tenth Circuit. Although plaintiffs have appealed, we continue to believe that this lawsuit is without merit and we intend to contest it vigorously. We are unable to reasonably estimate the amount or range of amounts, if any associated with this litigation. But we do not believe the suit will result in any material liability.

In March 2003, Galactic Gaming, Inc., one of the plaintiffs in Case No. 01-D-0964 (MJW), filed an action in District Court in Jefferson County, Colorado, Case No. 03CV0793, Division 7, against many of the same defendants as in Case No. 01-D-0964 (MJW), including Black Hawk Gaming. This action asserted state common law claims identical or virtually identical to those that were asserted and dismissed with prejudice in the federal action. Plaintiff moved for voluntary dismissal and on July 16, 2003, the Jefferson County district court dismissed the action without prejudice. Given the passage of time, we do not believe that plaintiff will attempt to reassert this action after the Tenth Circuit appeal is decided. We are unable to reasonably estimate the amount or range of amounts, if any associated with this litigation. But even if the plaintiff in the future attempts to reassert this action, we do not believe it will result in any material liability.

The Company is also involved in routine litigation arising in the ordinary course of business. These matters are believed by the Company to be covered by appropriate insurance policies.

On January 1, 1997, the Gilpin Hotel Casino Employees’ 401(k) Plan (re-named Black Hawk Gaming & Development Company’s 401(k) Plan on March 31, 1999) (the “Plan”) was organized and began accepting contributions on September 1, 1997. The Plan is a defined contribution plan covering eligible employees of the Company. The Plan allows eligible employees to make tax-deferred contributions that are matched by the Company up to a specified level. The Company contributed approximately $257, $249 and $263 to the Plan for the years ended December 31, 2004, 2003 and 2002, respectively.

The Company leases land and warehouse space for the Gold Dust in Reno, Nevada as well as automobiles, and other property and equipment under operating leases expiring at various dates. Total rental expense under these non-cancelable leases was approximately $357, $352, and $351 for the years ended December 31, 2004, 2003, and 2002 respectively.

The following are the future estimated minimum commitments relating to BHWK’S non-cancelable operating agreements and leases:

Year Ended December 31

2005	$368
2006	345
2007	344
2008	304
2009	298
Thereafter	8,844

Total	$10,503

12.                               SEGMENT INFORMATION

As defined by SFAS No. 131, the Company has two geographically defined reportable segments comprised of (1) the Gilpin and The Lodge, in Black Hawk, Colorado and (2) the GDW, in Reno, Nevada. The Corporate operations represent all other revenues and expenses, and they are also shown. All inter-segment and inter-company transactions and balances have been eliminated.

The casinos in Black Hawk, Colorado, primarily serve the residents of metropolitan Denver, Colorado. As such, the Company believes that significantly all revenues are derived from within 150 miles of that geographic area.

The casino in Reno, Nevada, caters to the locals market. The Company believes that significantly all revenues are derived from Reno, Nevada and surrounding areas.

The accounting policies of these segments are the same as those described in Note 2.

Segment financial information as of and for the years ended December 31, 2004, 2003 and 2002 is presented as follows (dollars in thousands):

	2004	2003	2002

Net revenues:
Black Hawk, Colorado	$82,281	$72,477	$75,960
Reno, Nevada	22,465	19,864	18,874

Total net revenues	$104,746	$92,341	$94,834

Depreciation and amortization:
Black Hawk, Colorado	$4,838	$4,759	$6,454
Reno, Nevada	1,436	1,241	1,404
Corporate	50	52	37

Total depreciation and amortization	$6,324	$6,052	$7,895

EBITDA (1):
Black Hawk, Colorado	$24,214	$18,708	$21,366
Reno, Nevada	7,535	5,742	5,193
Corporate overhead	(2,346)	(2,110)	(6,534)

Total EBITDA	$29,403	$22,340	$20,025

Interest income:
Black Hawk, Colorado	$13	$3	$29
Reno, Nevada	3		2
Corporate	6	2	9

Total interest income	$22	$5	$40

Interest expense:
Black Hawk, Colorado	$(10,807)	$(10,774)	$(10,933)
Reno, Nevada	(3,142)	(3,123)	(3,879)

Total interest expense	$(13,949)	$(13,897)	$(14,812)

Other income—
Corporate		$10	$119

Total other income		$10	$119

Income before minority interest and income taxes:
Black Hawk, Colorado	$8,582	$3,178	$4,008
Reno, Nevada	2,960	1,378	(88)
Corporate	(2,390)	(2,150)	(6,443)

Total income before minority interest and income taxes	$9,152	$2,406	$(2,523)

	December 31,
	2004	2003

Total assets:
Black Hawk, Colorado	$111,277	$113,384
Reno, Nevada	24,577	25,469
Corporate	1,744	987

Consolidated total assets	$137,598	$139,840

Additions to long lived assets:
Black Hawk, Colorado	$5,585	$8,226
Reno, Nevada	1,619	1,080
Corporate		12

Total additions to long lived assets	$7,204	$9,318

Long-term debt:
Black Hawk, Colorado	$78,265	$78,302
Reno, Nevada	22,682	22,549

Total long-term debt	$100,947	$100,851

(1)     EBITDA (earnings before interest, taxes, depreciation and amortization) is presented as supplemental information in the tables above and in the discussion of our operating results. EBITDA can be reconciled directly to our consolidated net income by adding the amounts shown for depreciation, amortization, and interest. This information should not be considered as an alternative to any measure of performance as promulgated under accounting principles generally accepted in the United States of America, such as net (loss) income, nor should it be considered as an indicator of our overall financial performance. Our calculation of EBITDA may be different from the calculation used by other companies and comparability may be limited. Management believes that presentation of a non-GAAP financial measure such as EBITDA is useful because it allows investors and management to evaluate and compare the Company’s operating results from continuing operations from period to period in a meaningful and consistent manner in addition to standard GAAP financial measures. Management internally evaluates the performance of its properties using EBITDA measures as do most analysts following the gaming industry. EBITDA is also a component of certain financial covenants in the Company’s debt agreements.

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